Term sheet
To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 144-A-IV dated January 29, 2010

Term Sheet to
Product Supplement No. 144-A-IV
Registration Statement No. 333-155535
Dated August 2, 2010; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Semi-Annual Review Notes Linked to the Market Vectors Gold Miners ETF due February 29, 2012

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three Review Dates, the closing price of one share of the Market Vectors Gold Miners ETF is at or above the Trigger Price applicable to that Review Date. **If the notes are not automatically called, you will lose at least 30% of their principal if the Final Share Price is less than the Initial Share Price by more than 30%.** Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The first Review Date, and therefore the earliest date on which a call may be initiated, is February 23, 2011†.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 29, 2012†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about August 26, 2010 and are expected to settle on or about August 31, 2010.

Key Terms

Index Fund:	The Market Vectors Gold Miners ETF (the "Index Fund")
Automatic Call:	If the closing price of one share of the Index Fund on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Trigger Price:	100% of the Initial Share Price for each Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows: • at least 8.00%* x $1,000 if called on the first Review Date • at least 16.00%* x $1,000 if called on the second Review Date • at least 24.00%* x $1,000 if called on the final Review Date *The actual percentages applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 8.00%, 16.00% and 24.00%, respectively.
Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered and the Final Share Price is less than the Initial Share Price by up to 30%, you will receive the principal amount of your notes at maturity. **If the Final Share Price is less than the Initial Share Price by more than 30%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price,** and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 x Share Return) *If the notes are not automatically called, you will lose at least 30% of your investment at maturity if the Final Share Price is less than the Initial Share Price by more than 30%.*
Contingent Buffer Amount:	30%
Share Return:	$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the final Review Date
Review Dates†:	February 23, 2011 (first Review Date), August 29, 2011 (second Review Date) and February 24, 2012 (final Review Date)
Share Adjustment Factor:	Set equal to 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement 144-A-IV for further information about these adjustments.
Maturity Date†:	February 29, 2012
CUSIP:	48124AXY8

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 144-A-IV

Investing in the Semi-Annual Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 144-A-IV and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 144-A-IV and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $18.00 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The other dealers, in their sole discretion, may forgo some or all of their selling concessions. The actual commission received by JPMSI may be more or less than $18.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions and other amounts that may be allowed to other dealers, exceed $25.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-56 of the accompanying product supplement no. 144-A-IV.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 2, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 144-A-IV dated January 29, 2010. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 144-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 144-A-IV dated January 29, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000320/e37642_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the closing price of one share of the Index Fund is greater than or equal to the Trigger Price on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 8.00%* x $1,000 if called on the first Review Date; (ii) at least 16.00%* x $1,000 if called on the second Review Date; or (iii) at least 24.00%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual percentages applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 8.00%, 16.00% and 24.00%, respectively.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is 18 months, the notes will be called before maturity if the closing price of one share of the Index Fund is at or above the Trigger Price on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this term sheet.

- **CONTINGENT PROTECTION AGAINST LOSS** — If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by no more than 30%, you will be entitled to receive the full principal amount of your notes at maturity. If the Final Share Price is less than the Initial Share Price by more than 30%, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances you will lose at least 30% of your principal.

- **DIVERSIFICATION OF THE MARKET VECTORS GOLD MINERS ETF** — The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc. (the "NYSE Arca") under the ticker symbol "GDX." The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the Underlying Index. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex, LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. For additional information about the Index Fund, see the information set forth under "The Market Vectors Gold Miners ETF" in the accompanying product supplement no. 144-A-IV.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 144-A-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 144-A-IV dated January 29, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than 30%, you will lose 1% of your principal amount at maturity for every 1% that the Final Share Price is less than the Initial Share Price. Under these circumstances, you will lose at least 30% of your investment.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation of the closing price of one share the Index Fund, which may be significant. Because the closing price of one share of the Index Fund at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index Fund.

- **YOUR CONTINGENT PROTECTION MAY TERMINATE ON THE FINAL REVIEW DATE** — If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than 30%, you will at maturity be fully exposed to any depreciation in the closing price of one share of the Index Fund. We refer to this feature as contingent protection. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. If these notes had a non-contingent protection feature, under the same scenario, the amount you would have received at maturity would have been increased by the contingent buffer amount. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon an automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.

- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — Although the Index Fund's shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Van Eck Associates Corporation, which we refer to as Van Eck, is the Index Fund's investment adviser. The Index Fund is subject to management risk, which is the risk that Van Eck's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, normally the Index Fund invests at least 95% of its total assets in securities that comprise the Underlying Index; however a lesser percentage may be so invested by Van Eck to the extent that Van Eck needs additional flexibility to comply with the requirements of the Internal Revenue Code and other regulatory requirements. Any such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX** — The Index Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES** — All or substantially all of the equity securities held by the Index Fund are issued by gold or silver mining companies. Because the value of the notes is linked to the performance of the Index Fund, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rates on the equity securities held by the Index Fund;
  - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the closing price of one share of the Index Fund as shown under the column "Closing Price Appreciation/Depreciation at Review Date." The following table assumes a hypothetical Trigger Price equal to a hypothetical Initial Share Price of $48.00 and reflects the Contingent Buffer Amount of 30%. The table assumes that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 8.00%, 16.00% and 24.00%, respectively, regardless of the appreciation of the closing price of one share of the Index Fund, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.

Closing Price	Closing Price Appreciation / Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
$86.40	80.00%	8.00%	16.00%	24.00%
$81.60	70.00%	8.00%	16.00%	24.00%
$76.80	60.00%	8.00%	16.00%	24.00%
$72.00	50.00%	8.00%	16.00%	24.00%
$67.20	40.00%	8.00%	16.00%	24.00%
$62.40	30.00%	8.00%	16.00%	24.00%
$57.60	20.00%	8.00%	16.00%	24.00%
$52.80	10.00%	8.00%	16.00%	24.00%
$48.00	0.00%	8.00%	16.00%	24.00%
$47.95	-0.10%	N/A	N/A	0.00%
$45.60	-5.00%	N/A	N/A	0.00%
$43.20	-10.00%	N/A	N/A	0.00%
$40.80	-15.00%	N/A	N/A	0.00%
$38.40	-20.00%	N/A	N/A	0.00%
$36.00	-25.00%	N/A	N/A	0.00%
$33.60	-30.00%	N/A	N/A	0.00%
$33.12	-31.00%	N/A	N/A	-31.00%
$28.80	-40.00%	N/A	N/A	-40.00%
$24.00	-50.00%	N/A	N/A	-50.00%
$19.20	-60.00%	N/A	N/A	-60.00%
$14.40	-70.00%	N/A	N/A	-70.00%
$9.60	-80.00%	N/A	N/A	-80.00%
$4.80	-90.00%	N/A	N/A	-90.00%
$0.00	-100.00%	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $48.00 to a closing price of $52.80 on the first Review Date. Because the closing price of one share of the Index Fund on the first Review Date of $52.80 is greater than the corresponding Trigger Price of $48.00, the notes are automatically called, and the investor receives a single payment of $1,080 per $1,000 principal amount note.

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $48.00 to a closing price of $45.60 on the first Review Date and $40.80 on the second Review Date and increases from the Initial Share Price of $48.00 to a closing price of $72.00 on the final Review Date. Although the closing price of one share of the Index Fund on each of the first two Review Dates ($45.60 and $40.80, respectively) is less than the corresponding Trigger Price of $48.00, because the closing price of one share of the Index Fund on the final Review Date ($72.00) is greater than the corresponding Trigger Price of $48.00, the notes are automatically called, and the investor receives a single payment of $1,240 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $48.00 to a closing price of $45.60 on the first Review Date, $40.80 on the second Review Date and $36.00 on the final Review Date. Because (a) the closing price of one share of the Index Fund on each of the Review Dates ($45.60, $40.80 and $36.00, respectively) is less than the corresponding Trigger Price of $48.00, and (b) the Final Share Price is not less than the Initial Share Price by more than 30%, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $48.00 to a closing price of $45.60 on the first Review Date, $40.80 on the second Review Date and $24.00 on the final Review Date. Because (a) the closing price of one share of the Index Fund on each of the Review Dates ($45.60, $40.80 and $24.00, respectively) is less than the corresponding Trigger Price of $48.00, and (b) the Final Share Price is more than 30% below the Initial Share Price, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -50\%) = \$500$$

The following graph demonstrates the hypothetical total return on the notes upon automatic call or at maturity for a subset of the Share Returns detailed in the table on the previous page (-40% to 40%). The numbers appearing in the graph have been rounded for ease of analysis.



Historical Information

The following graph sets forth the historical performance of the Index Fund based on the weekly closing price of one share of the Index Fund from May 26, 2006 through July 30, 2010. The closing price of one share of the Index Fund on July 30, 2010 was $48.22. We obtained the closing prices of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any Review Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

